March 23, 2012

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	RBS Commercial Funding Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed March 5, 2012
File No. 333-177891

Dear Ms. Bancroft,

We are counsel to RBS Commercial Funding Inc. (the “Depositor”).  This letter sets forth the response of the Depositor to the oral comments of Mr. Hughes Bates, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Depositor’s registration statement (File No. 333-177891) on Form S-3 as filed on March 5, 2012.  We have discussed the Staff’s comments with various representatives of the Depositor. The Staff’s requested change has been made on page S-113 of the form of base prospectus contained in the revised form of registration statement submitted herewith.  We wish to bring to your attention that the Depositor is also filing a revised Form ABS-15G responding to oral comments received thereon. Enclosed herewith are two copies of Pre-Effective Amendment No. 3, which have been marked to show changes implemented in response to the request of the Staff.

Patrick T. Quinn     Tel +1 212 504 6067     Fax +1 212 504 6666     pat.quinn@cwt.com

Rolaine S. Bancroft
March 23, 2012

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc.           Doug Tiesi
Adam Ansaldi